Exhibit 99.2
April 28, 2010
Manager Talking Points for Meetings with Employees
GENERAL
•	The Company has issued a news release announcing an agreement with our senior debt holders and our largest stockholder, Highland Capital Management.

•	Key provisions of the agreement include:
•	A tender offer to acquire all outstanding shares of stock not held by Highland.

•	Long-term restructuring of the Company’s debt.

•	American HomePatient going forward as a private company under the control of Highland Capital.
•	We believe this agreement is very good for everyone involved, including our patients, employees, stockholders and debt holders.

•	As you know, we have been working toward restructuring our debt for several years but were unable to do so due to the disrupted debt market. When we anticipated that we would be unable to repay $226 million in senior debt that was due on August 1, 2009 we began negotiating with our current lenders.

•	This restructuring plan would satisfy the demand of our debt holders and will enable American HomePatient to continue as a viable company.
APPROVAL PROCESS AND PLAN DETAILS
•	We expect to take necessary steps to complete these actions at the annual meeting of stockholders on June 21, 2010. Stockholders of record on May 14, 2010 will be eligible to vote.

•	As part of the agreement, Highland Capital, which controls 48 percent of the outstanding shares, has pledged to vote all of its shares in favor of the plan.

•	If stockholders approve the plan, we expect that a series of events will take place:
•	The company will initiate a tender offer to purchase all outstanding shares not held by Highland, for 67 cents per share, which represents a premium of 123% above the closing price of 30 cents per share which was the price on August 1, 2009 when the senior debt matured.

•	The existing debt will then be restructured and extended with a new four-year term.

•	Following the tender offer, the stock will no longer be publicly traded and American HomePatient will become a private company.

•	All current American HomePatient directors will submit their resignations and Highland Capital will name a new Board of Directors.

•	We expect the tender offer to be completed and the new Board to be in place by the end of July 2010.
RESTRUCTURING BENEFITS
•	American HomePatient will be in a stronger financial position to continue providing the services that patients need, and to grow the business profitably over the long term.

•	The new debt agreement will satisfy the demands of debt holders and eliminate uncertainty about the Company’s future.

•	Stockholders will receive a fair price that is greater than the current market value for their shares at August 1, 2009 when the debt matured.

•	Costs associated with being a public company will be eliminated.

COMMUNICATIONS
•	All media inquiries should be directed to Elizabeth Williams at elizabeth.williams@ahom.com in the Brentwood Support Center

•	Patients and suppliers who express concerns should be assured that we expect to continue business as usual, and that the restructuring will make American HomePatient a financially stronger company that is better able to serve all of our constituencies.

•	In the meantime, we will keep you updated on any further developments.
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This communication may be deemed to be solicitation material regarding the reincorporation merger described herein. In connection with the reincorporation merger, American HomePatient, Inc. intends to file relevant materials with the SEC, including a proxy statement on Schedule 14A. STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders will be able to obtain the proxy statement and other relevant documents free of charge at the SEC’s web site, www.sec.gov, and will receive information at an appropriate time on how to obtain transaction-related documents for free from American HomePatient Inc. Such documents are not currently available.

American HomePatient, Inc. and its directors may be deemed to be participants in the solicitation of proxies in connection with the reincorporation merger. Information about the directors of American HomePatient, Inc. is set forth in its proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 22, 2009.
This communication is not an offer to participate in the tender offer described herein. When and if the tender offer is commenced, a tender offer statement and additional materials will be made available. IN THAT EVENT, STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT AND RELATED MATERIALS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholder will be able to obtain these materials free of charge on the SEC’s website, www.sec.gov, and will receive information at an appropriate time on how to obtain transaction-related documents for free from American HomePatient Inc. Such documents are not currently available and their availability is subject to the determination to commence the tender offer.